Exhibit 99.3

JDS Uniphase Corporation

Communication Guidelines for Proposed Stock Option Exchange Program

September 25, 2009

To all people managers, HR managers, the IR team, and the global PR team:

Today we announced our intention to seek stockholder approval for amendments to our equity incentive plans to permit an option exchange program. You should have received an email from Tom Waechter earlier today with the announcement and a link to an FAQ containing additional information.

The option exchange program described in this communication has not yet commenced. If our stockholders approve the option exchange program and our Board of Directors decides to implement the program, we will provide to you and the eligible employees additional information upon the commencement of the exchange program. At that time, we also expect to hold sessions with employees to provide them additional details about the option exchange program.

We believe that the exchange program, if implemented, will be a positive step for the company. We believe we are a strong company with a strong future. This proposed exchange recognizes that some option grants are significantly underwater due to the significant decline in our stock price in light of the global financial and economic downturn and changes over the last several years in equity market dynamics relative to our sector. As a result, the old option grants do not deliver the value to employees that we intended to provide to them at the time they were granted, nor do they deliver to the company and our stockholders sufficient value for the expense we must record over their vesting periods. The option exchange is expected to give many of our employees the opportunity to decide whether it makes sense to exchange certain options and realign portions of their equity compensation with current market conditions.

As a publicly traded company, we are subject to very specific regulatory requirements about how to structure and execute an option exchange. We are required to file with the U.S. Securities and Exchange Commission written and recorded information provided on the option exchange program. Option exchanges are also governed by the laws and regulations of the countries where they are offered. Since you are a people manager or a member of the HR, IR, or Communications team, you will likely be asked questions by your people or outside constituents. Communications between you and employees or outside constituents are subject to these SEC requirements.

Please use the communication guidelines below when responding to questions and comments. Failure to do so could result in JDSU having to take a series of complicated (and expensive) corrective actions. I am asking for your strict adherence to the requirements below:

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Every written or recorded statement about this program must be filed with the SEC, including this document, Tom’s email, and the related FAQ. Any written or recorded statement you make, even a casual email answer to an employee question, will be filed with the SEC. Do not answer a question via email or by leaving a voicemail. SEC rules require us to file all written and recorded communications made on behalf of JDSU about the exchange program with the SEC. SEC filings are expensive (so we want to minimize the number of filings we have to make). If incorrect information is given to employees or outside constituents (or some employees or outside constituents are given additional information that no one else has), we will have to take a series of complicated (and expensive) corrective steps.

•	If you forget and leave a voicemail or send an email, please immediately contact Jeremy Liegl or Andrew Pollack in Legal.

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Prior to the commencement of the exchange program: do not guarantee that the exchange program will start by any given date. The decision of if and when to begin the exchange program will be made by our Board of Directors.

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Please do not give any advice about whether someone should participate in the program. This does not mean that you cannot give them information about the option exchange program so that they can make their own decision regarding the program.

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Answer questions only by referring people to our proxy statement, Tom’s email to all employees, the additional information in his email and the option exchange FAQ on LightSource. Once the tender offer documents are filed with the SEC, there will be more information available that employees can reference.

•	If someone asks a question that is not covered by the materials we have provided, please refer them to Mary Taheri in HR, or Jeremy Liegl or Andrew Pollack in Legal.

If you have any questions, please contact Mary Taheri in HR, or Jeremy Liegl or Andrew Pollack in Legal.

Key legal disclosure

The option exchange described in this communication has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposal to be voted on by the Company’s stockholders to approve the option exchange program discussed in this communication, the Company has filed a definitive proxy statement with the SEC and intends to file other relevant materials with the SEC, as appropriate. Our stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the option exchange because they will contain important information about the proposal to be voted on by stockholders with respect to the option exchange.

Our stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: JDS Uniphase Corporation, 430 North McCarthy Boulevard, Milpitas, California 95035, Attention: Investor Relations.